Exhibit 36

August 1, 2017

GGP Inc.

110 N. Wacker Dr.

Chicago, IL 60606

Attn.: Mr. Sandeep Mathrani, Chief Executive Officer

Dear Mr. Mathrani:

As you know, affiliates of Brookfield Property Partners L.P. hold Series A-1 Warrants and Series A-2 Warrants for common stock of GGP that expire on November 9, 2017. You have asked us to advise you whether we intend to use the Full Physical Settlement method (which requires the holder to pay the aggregate Exercise Price in cash) or the Net Share Settlement method (which does not require the holder to make any cash payment) upon exercise of these warrants.

Our intention is to exercise all our Series A-1 Warrants using the Full Physical Settlement method, except for approximately 1.5% held on behalf of clients who have not yet elected a settlement method. As you know, our Series A-2 Warrants are required to be exercised using the Net Share Settlement method.

Please let us know if you have any additional questions regarding our warrants. Thanks.

Very truly yours,

BROOKFIELD PROPERTY PARTNERS L.P.,
by its General Partner, BROOKFIELD
PROPERTY PARTNERS LIMITED

By:	/s/ Jane Sheere
Title: Secretary
Name: Jane Sheere